Via Facsimile and U.S. Mail
Mail Stop 6010

October 11, 2006

Mr. Albert A. Benchimol
Executive Vice President and Chief Financial Officer
PartnerRe Ltd.
Chesney House
96 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re:     PartnerRe Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-14536**

Dear Mr. Benchimol:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,


Kevin Woody
Branch Chief